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May 24, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:   John Grzeskiewicz, Division of Investment Management

Re:	ALPS ETF Trust
File Nos. 333-148826, 811-22175

Dear Mr. Grzeskiewicz:

Thank you for your comments regarding Post-Effective Amendment No. 144 to the registration statement on Form N-1A for ALPS ETF Trust (the “Trust”), relating to the Barron’s 400 ETF (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on February 8, 2013. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 165 to the Trust’s registration statement (the “Amendment”), which will be filed via EDGAR on or about May 24, 2013.

General Comments

Comment 1.	Please ensure that all subsequent filings include a cover letter.

Response 1: We will ensure that all subsequent filings include a cover letter.

Prospectus Comments

Comment 2.	Please confirm there are no Acquired Fund Fees and Expenses (“AFFE”), or, if so, that these are less than 1 basis point.

Response 2: We hereby confirm that the Fund does not expect to incur AFFE.

Comment 3.	Please confirm whether the Underlying Index was created specifically for the Fund.

Response 3: The Underlying Index was designed for the purpose of reflecting investment exposure which would be feasible for an ETF to track, but it was not created at the direction of or on behalf of ALPS.

Comment 4.	Please clarify the Fund’s connection with Barron’s.

Response 4: Barron’s has granted MarketGrader a license to use Barron’s name and certain related intellectual property in connection with the Underlying Index, and MarketGrader has in turn sublicensed Barron’s name and applicable intellectual property

May 24, 2013

to the Fund’s investment adviser (which in turn has sublicensed the use of such information to the Fund). The disclosure has been revised to clarify the foregoing.

Comment 5.	Please confirm that the Fund has received permission from Barron’s to use its name in the Fund’s registration statement.

Response 5: See response 4.

Comment 6.	Please confirm that the Adviser is not affiliated with the Index Provider.

Response 6: We do so confirm.

Comment 7.	Please confirm that the Index Provider is responsible for rebalancing the Underlying Index and clarify the disclosure in the “Principal Investment Strategies” Section accordingly.

Response 7: The disclosure has been revised to clarify that the Index Provider is responsible for rebalancing the Underlying Index.

Comment 8.	Please confirm that the Fund does not intend to engage in any type of leveraging.

Response 8: We do so confirm.

Comment 9.	Please confirm whether the offering of this ETF is consistent with the existing ALPS ETF Trust exemptive order without any amendments. If this Fund requires amendments, have they been filed and when?

Response 9: We confirm that the Fund’s offering is consistent with the existing ALPS ETF Trust order.

Comment 10.	Please include the “Fluctuation of Net Asset Value” Risk in the “Principal Investment Risk” Section of the Prospectus Summary.

Response 10: The disclosure has been revised accordingly.

Comment 11.	Please provide the Staff with the name of the broad-based securities index that will be used as the index to which the Fund’s performance will be compared in the future.

Response 11: We expect that the broad-based securities index (other than the Underlying Index) to be used for such purposes by the Fund will be the S&P 500.

Comment 12.	Please confirm that no disclosure for the Fund is necessary in connection with Item 8 of Form N-1A.

Response 12: We confirm that so such disclosures are applicable to the Fund.

Comment 13.	On page five, please clarify in the “Tax Advantaged Product” disclosure that this tax advantage is true of most ETFs, and not just the Fund.

Response 13: The disclosure has been revised accordingly.

May 24, 2013

Comment 14.	On page six, please briefly describe the MarketGrader system in the second item under the Index Description in the “Additional Information about Principal Strategies” Section.

Response 14: The disclosure has been revised accordingly.

Comment 15.	Please confirm whether any other ETFs or other exchange-traded products use the same Underlying Index.

Response 15: No other ETFs or ETPs currently are based on this Underlying Index.

Comment 16.

On page seven, in the first paragraph of the “Secondary Investment Strategies” Section, please change the third sentence from “Swaps, options and futures contracts…may be used by the Fund in seeking performance that corresponds to the Underlying Index…” to “Swaps, options and futures contracts…may be used by the Fund to help track the Underlying Index…”

Response 16: This disclosure has been revised accordingly.

Comment 17.

Please confirm that the registration statement addresses the Staff observations regarding disclosures related to derivatives use raised in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Response 17: We confirm that, given the use the Fund intends to make of derivatives, the current disclosure adequately addresses the issues raised in that letter.

Comment 18.

Page eight of the prospectus states that the Investment Adviser currently employs five investment professionals, but page nine only lists one Portfolio Manager. Please confirm that the other four investment professionals are not Portfolio Managers of the Fund.

Response 18: We do so confirm.

Comment 19.	Please confirm that if the Fund’s fees and expenses exceed the unitary fee amount, the Investment Adviser will pay will pay the excess fees and expenses.

Response 19: We do so confirm.

Comment 20.	Please provide the name of the party that has the license to use the name of the Index Provider.

Response 20: The disclosure has been revised to clarify that it is ALPS Advisors that has entered into a license with the Index Provider and that ALPS Advisors has sub-licensed use of the name to the Fund. See response 4.

Comment 21.

Please confirm that it is your belief that the statement on page 14 of the prospectus regarding the limitation of liability of the Index Provider is not so sweeping that a court would not enforce it. Please also confirm that it is your belief that the similar

May 24, 2013

statement on pages 14-15 that pertains to Dow Jones, CME Indexes and their respective affiliates is also not so sweeping that a court would not enforce it.

Response 21: As these disclaimers on the part of index providers are standard throughout the industry, we have no reason to believe that such disclaimers are necessarily too sweeping to be enforceable.

Statement of Additional Information Comments

Comment 22.

Please ensure that if any investment practices that are discussed in the SAI could be considered material or might affect an investor’s decision to invest in the Fund, then such practices are also included in the prospectus.

Response 22: We confirm that no disclosure changes are necessary.

* * * * * * * *

As you have requested and consistent with SEC Release 2004-89, on behalf of the Trust we hereby acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Jeremy Senderowicz of Dechert LLP at (212) 641-5669. Thank you.

Best regards,

/s/ Jeremy Senderowicz

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